Exhibit 99.3

Intellipharmaceutics Announces 2015 Year End Results

Toronto, Ontario February 26, 2016 – Intellipharmaceutics International Inc. (NASDAQ:IPCI) (TSX:I) (“Intellipharmaceutics” or the “Company”), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today reported the results of operations for the year ended November 30, 2015. All dollar amounts referenced herein are in United States dollars unless otherwise noted.

Fiscal 2015 Key Strategic Highlights

•	Filed an Investigational New Drug (“IND”) application for our Rexista™ Oxycodone XR product candidate
•	U.S. Food and Drug Administration (“FDA”) granted Fast Track designation to Rexista™ Oxycodone XR incorporating our Paradoxical OverDose Resistance Activating System ("PODRAS™”) overdose prevention technology
•	Filed an IND for Regabatin™ XR, our once a day version of pregabalin (Lyrica®)

Dr. Isa Odidi, Chairman and CEO, stated, “Our accomplishments in 2015 mark the repositioning and validation of Intellipharmaceutics as a specialty new drug delivery company.  In light of this success, our start to 2016 looks even more promising given the positive results we announced in January demonstrating that Rexista™ Oxycodone XR tested bioequivalent to Oxycontin® and the recent news of the FDA approval of our generic version of Keppra XR®.  We continue to make solid progress towards our stated objective of filing a New Drug Application (“NDA”) for Rexista™ Oxycodone XR within the next six months.”

Corporate Developments

•	In February 2016 the Company announced that the FDA granted final approval of its Abbreviated New Drug Application (“ANDA”) for levetiracetam extended release tablets for the 500 mg and 750 mg strengths. The Company’s newly approved product is the generic equivalent of the branded product Keppra XR® sold in the United States by UCB, Inc. Keppra XR®, and the drug active levetiracetam, are indicated for use in the treatment of partial onset seizures associated with epilepsy. According to Symphony Health Solutions, sales in the United States for the 12 months ended December 2015 of the 500 mg and 750 mg strengths of Keppra XR® and all generic equivalents were approximately $168 million (in TRx MBS Dollars, as defined in our latest Form 20-F). The Company is actively exploring the best approach to maximize its commercial returns from the new approval.

•	In June 2015, the FDA indicated that we would have to meet newly-imposed conditions for bioequivalency for the tentatively-approved strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules prior to receiving final approval. The only strengths affected were 5 mg, 10 mg, 20 mg and 40 mg, not the already-approved 15 mg and 30 mg strengths now in the market. In July 2015, the FDA indicated to us that it had rescinded its previous requirement that we meet the newly-imposed conditions for bioequivalence prior to receiving final approval for the tentatively-approved strengths of our generic Focalin XR®. In August 2015, the FDA reinstated its previously-imposed (and subsequently rescinded) requirement that the tentatively-approved strengths of our generic Focalin XR® capsules would have to meet new conditions for bioequivalence prior to receiving final approval. We will be required to demonstrate bio-equivalence with Focalin XR® for the 40 mg strength under fed conditions as the basis for approval of each of the 5 mg, 10 mg, 20 mg and 40 mg affected strengths. The already-approved 15 mg and 30 mg strengths of our generic Focalin XR® capsules now in the market are not affected. We, along with our commercialization partner, Par Pharmaceutical, Inc. (“Par”), are cooperating to obtain FDA approval for the 5 mg, 10 mg, 20 mg and 40 mg affected strengths at the earliest opportunity. If approved, we believe that Par will commercialize the approved strengths as soon as possible after approval.

•	We previously reported that the FDA had accepted a Pre-Investigational New Drug (“Pre-IND”) meeting request for our once-a-day Regabatin™ XR non-generic controlled release version of pregabalin under the NDA 505(b)(2) regulatory pathway, with a view to possible commercialization in the U.S. at some time following the December 30, 2018 expiry of the patent covering the pregabalin molecule. We submitted an IND application for Regabatin™ XR in August 2015. The FDA completed its review of the IND application and provided constructive input that we will use towards further development of the program.

•	In May 2015, the FDA provided us with notification regarding our IND submission for Rexista™ Oxycodone XR (abuse deterrent oxycodone hydrochloride) extended release tablets indicating that we would not be required to conduct Phase III studies if bioequivalence to Oxycontin® was demonstrated based on pivotal bioequivalence studies. In January 2016, we announced that pivotal bioequivalence trials of our Rexista™ Oxycodone XR dosed under fasted and fed conditions, had demonstrated bioequivalence to Oxycontin® extended release tablets as manufactured and sold in the U.S. by Purdue Pharma LP. We believe that we will not be required to conduct Phase III studies. We are continuing to work towards satisfying the requirements to file an NDA for Rexista™ Oxycodone XR with the FDA and plan to complete this filing within the next six months. In May 2015, we also announced that the FDA had reviewed our request for Fast Track designation for our Rexista™ Oxycodone XR development program incorporating our PODRAS and had concluded that we meet the criteria for Fast Track designation. The designation mandates the FDA to facilitate the development and expedite the review of drugs intended to treat serious or life threatening conditions and that demonstrate the potential to address unmet medical needs.

•	In February 2015, we announced that we had entered into an agreement with Teva Pharmaceuticals USA, Inc. (“Teva”) by which we had granted Teva an exclusive license to market in the United States an extended release drug product candidate for which we have an ANDA pending FDA approval. The agreement contemplated the FDA granting regulatory approval by a date certain, which did not occur, and the agreement has been terminated subsequent to year-end. The Company is in discussions with Teva concerning an alternate product candidate. There can, however, be no assurance that an acceptable alternate product candidate, or any terms relating thereto, will be agreed upon.

There can be no assurances that we will not be required to conduct further studies for Rexista™ Oxycodone XR, that we will be successful in filing an NDA for Rexista™ Oxycodone XR in six months’ time, that the Fast Track designation for Rexista™ Oxycodone XR will translate to a faster development and review process with the FDA, that our tentatively-approved strengths of generic Focalin XR® will be granted final FDA approval or sold commercially, that our approved generic of Keppra XR® will be successfully commercialized, that we will be successful in submitting any additional ANDAs, Abbreviated New Drug Submissions (“ANDSs”) or NDAs with the FDA or similar applications with Health Canada, that the FDA or Health Canada will approve any of our current or future product candidates for sale in the U.S. market and Canadian market, or that they will ever be successfully commercialized and produce significant revenue for us.

Full Year Financial Results

Revenue related to the Company’s license and commercialization agreement with Par was $4.1 million for the year ended November 30, 2015 versus $8.8 million for the year ended November 30, 2014. As the first-filer for generic Focalin XR® capsules in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for that strength from the date of launch on November 19, 2013 in the United States by our partner, Par. Subsequent to May 19, 2014, we no longer retained generic exclusivity of the 15 mg strength. Consequently, we faced four generic competitors in 2014 through the first half of 2015, and a softening of pricing conditions and market share, consistent with industry post-exclusivity experience. In the second half of 2015 we faced one additional competitor on the 15 mg strength, and while we were able to preserve market share, it came at the expense of price/margin erosion.

The Company recorded net loss for the year ended November 30, 2015 of $7.4 million or $0.31 per common share, compared with a net loss of $3.9 million or $0.17 per common share for the year ended November 30, 2014. The net loss for the year ended November 30, 2015, is higher than the comparable prior period primarily due to the lower revenues during the fiscal year 2015 as explained above and is also attributed to the ongoing R&D and selling, general and administrative expenses, including an increase in expenditures on bio-studies. During the year ended November 30, 2014, the net loss is attributed to the ongoing R&D and selling, general and administrative expense, and salary increases to certain non-management employees, partially offset by licensing and milestone revenue.

Research and development (“R&D”) expenditures in the year ended November 30, 2015 were $7.2 million in comparison to $8.0 million in the year ended November 30, 2014. The decrease over the prior year is primarily the result of lower expenses for stock based compensation for R&D employees. In 2014, the Company’s shareholders approved a two year extension of the performance based stock option expiry date. As a result of this modification, we recorded additional compensation costs of $1.1 million in the previous year. These lower compensation costs were partially offset by increased R&D spending on furthering the development of generic and NDA product candidates in the 2015 fiscal year.

Selling, general and administrative expenses were $3.6 million for the year ended November 30, 2015 in comparison to $3.9 million for the year ended November 30, 2014. The decrease is due to lower expenses related to wages, partially offset by an increase in administrative costs and marketing costs. The decrease in wages was primarily due to the payment of bonuses to certain management and non-management employees, and salary increases for certain non-management employees during the year ended November 30, 2014, whereas no bonuses were paid during the year ended November 30, 2015.

The Company had cash of $1.8 million as at November 30, 2015 compared to $4.2 million as at November 30, 2014. As of February 25, 2016, we had a cash balance of $0.4 million. The decrease in cash is mainly a result of lower cash receipts relating to commercial sales of our generic Focalin XR® capsules for the 15 and 30 mg strengths, an increase in cash flow used in operating activities related to R&D activities, a decrease in cash flows provided from financing activities which were mainly from common share sales under the Company’s at-the-market offering program, partially offset by a decrease in purchases of production, laboratory and computer equipment. For the year ended November 30, 2015, net cash flows provided from financing activities of $1.7 million related principally to at-the-market issuances of 471,439 of our common shares sold on NASDAQ for net proceeds of $1.3 million, and to the exercise of 225,000 warrants for net proceeds of $0.6 million, partially offset by capital lease and financing cost payments. Net cash flows provided from financing activities for the year ended November 30, 2014 were $5.9 million related primarily to at-the-market issuances.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company’s patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, Intellipharmaceutics has developed several drug delivery systems and a pipeline of products (which have received final FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one ANDS filed with Health Canada) in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain.

Intellipharmaceutics also has NDA 505(b)(2) specialty drug product candidates in its development pipeline. These include Rexista™ Oxycodone XR, an abuse deterrent oxycodone based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System and PODRAS™ Paradoxical OverDose Resistance Activating System, and Regabatin™ XR pregabalin extended-release capsules. Our current development effort is increasingly directed towards improved difficult-to-develop controlled-release drugs which follow an NDA 505(b)(2) regulatory pathway. The Company has increased its research and development emphasis towards new product development, facilitated by the 505(b)(2) regulatory pathway, by advancing the product development program for both Rexista™ and Regabatin™. The 505(b)(2) pathway (which relies in part upon the approving agency’s findings for a previously approved drug) both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities. An advantage of our strategy for development of NDA 505(b)(2) drugs is that our product candidates can, if approved for sale by the FDA, potentially enjoy an exclusivity period which may provide for greater commercial opportunity relative to the generic ANDA route.

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," “plans to,” "anticipates," "believes," "estimates," "predicts," "potential," "continue," "intends," "could," or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing and the expected use of any proceeds from any offering of our securities, our ability to maintain compliance with the continued listing requirements of the principal markets on which our securities are traded, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates and the difficulty in predicting the timing and results of any product launches, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, delays that may be caused by changing regulatory requirements, the difficulty in predicting the timing of regulatory approval and launch of competitive products, the difficulty in predicting the impact of competitive products on volume, pricing, rebates and other allowances, the inability to forecast wholesaler demand and/or wholesaler buying patterns, the seasonal fluctuation in the numbers of prescriptions written for our Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules which may produce substantial fluctuations in revenues, the timing and amount of insurance reimbursement for our products, changes in the laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third party sourced products and materials, difficulties or delays in manufacturing, the manufacturing capacity of third-party manufacturers that we may use for our products, the successful compliance with FDA, Health Canada and other governmental regulations applicable to the Company and its third party manufacturers' facilities, products and/or businesses, difficulties, delays or changes in the FDA approval process or test criteria for ANDAs and NDAs, risks associated with cyber-security and the potential for vulnerability of the digital information of the Company or a current and/or future drug development or commercialization partner of the Company and risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners. Additional risks and uncertainties relating to the Company and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Nothing contained in this document should be construed to imply that the results discussed herein will necessarily continue or that any conclusion reached herein will necessarily be indicative of actual operating results of the Company.

The audited consolidated financial statements, accompanying notes to the audited consolidated financial statements, and Management Discussion and Analysis for the year ended November 30, 2015 will be accessible on Intellipharmaceutics’ website at www.intellipharmaceutics.com and will be available on SEDAR and EDGAR.

Summary financial tables are provided below.

Intellipharmaceutics International Inc.
Consolidated balance sheets
As at November 30, 2015 and 2014
(Stated in U.S. dollars)
	2015	2014

	$	$

Assets
Current
Cash	1,755,196	4,233,975
Accounts receivable, net	478,674	1,011,133
Investment tax credits	458,021	324,986
Prepaid expenses, sundry and other assets	229,225	414,663
	2,921,116	5,984,757

Deferred offering costs	543,745	271,381
Property and equipment, net	1,759,438	1,618,897
	5,224,299	7,875,035

Liabilities
Current
Accounts payable	3,027,974	668,069
Accrued liabilities	454,290	675,487
Employee costs payable	175,172	181,204
Current portion of capital lease obligations	20,460	21,449
Convertible debenture	1,518,429	1,377,302
	5,196,325	2,923,511

Capital lease obligations	15,660	42,160
Deferred revenue	150,000	-
	5,361,985	2,965,671

Shareholders' equity (deficiency)
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
24,244,050 common shares	21,481,242	18,941,067
(2014 - 23,456,611)
Additional paid-in capital	30,969,093	31,119,930
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(52,872,442)	(45,436,054)
	(137,686)	4,909,364
Contingencies
	5,224,299	7,875,035

Intellipharmaceutics International Inc.
Consolidated statements of operations and comprehensive loss for the years ended November 30, 2015, 2014 and 2013

(Stated in U.S. dollars)
	2015	2014	2013
	$	$	$

Revenues
Licensing	4,093,781	8,415,540	1,481,719
Milestone	-	354,153	43,209
Other incidental services	-	-	2,546
	4,093,781	8,769,693	1,527,474

Expenses
Research and development	7,247,473	8,020,201	5,076,236
Selling, general and administrative	3,581,913	3,900,803	2,873,091
Depreciation	377,849	381,385	396,814
	11,207,235	12,302,389	8,346,141

Loss from operations	(7,113,454)	(3,532,696)	(6,818,667)

Fair value adjustment of derivative liabilities	-	-	(3,889,683)
Financing expense	-	-	(115,056)
Net foreign exchange gain (loss)	46,211	10,896	(359,554)
Interest income	1,507	4,898	2,839
Interest expense	(256,629)	(339,451)	(314,896)
Extinguishment loss	(114,023)	-	-
Net loss	(7,436,388)	(3,856,353)	(11,495,017)
Other comprehensive income (loss)
Foreign exchange translation adjustment	-	-	524,431
Comprehensive loss	(7,436,388)	(3,856,353)	(10,970,586)

Loss per common share, basic and diluted	(0.31)	(0.17)	(0.58)

Weighted average number of common
shares outstanding, basic and diluted	23,767,677	23,050,618	19,671,093

Intellipharmaceutics International Inc.

Consolidated statements of cash flows

for the years ended November 30, 2015, 2014 and 2013

(Stated in U.S. dollars)

	2015	2014	2013
	$	$	$

Net loss	(7,436,388)	(3,856,353)	(11,495,017)
Items not affecting cash
Depreciation	377,849	381,385	396,814
Stock-based compensation	417,818	1,748,607	1,153,882
Deferred share units	29,056	20,807	39,547
Fair value adjustment of derivative liabilities	-	-	3,889,683
Accreted interest	27,103	127,261	96,556
Loss on extinguishment	114,023	-	-
Unrealized foreign exchange loss (gain)	(81,063)	3,057	306,625

Change in non-cash operating assets & liabilities
Accounts receivable	532,459	464,611	(1,472,966)
Investment tax credits	(133,035)	(145,436)	106,744
Prepaid expenses, sundry and other assets	185,438	(102,130)	(181,402)
Accounts payable and accrued liabilities	2,034,576	(356,722)	232,738
Deferred revenue	150,000	-	-
Cash flows used in operating activities	(3,782,164)	(1,714,913)	(6,926,796)

Financing activities
Repayment of related party loans	-	(739,208)	-
Repayment of capital lease obligations	(27,489)	(53,557)	(49,989)
Issuance of shares on exercise of stock options	167,962	116,984	5,965
Issuance of common shares on at-the-market financing, gross	1,290,168	6,571,673	-
Proceeds from issuance of shares and warrants, gross	-	-	6,196,800
Proceeds from issuance of shares on exercise of warrants	562,500	781,220	511,743
Proceeds from convertible debenture	-	-	1,500,000
Share issuance cost	(259,276)	(719,837)	(836,099)
Cash flows provided from financing activities	1,733,865	5,957,275	7,328,420

Investing activity
Purchase of property and equipment	(430,480)	(768,973)	(122,017)

Cash flows used in investing activities	(430,480)	(768,973)	(122,017)

Effect of foreign exchange (gain) loss on
cash held in foreign currency	-	-	(16,037)

(Decrease) increase in cash and cash equivalents	(2,478,779)	3,473,389	263,570
Cash and cash equivalents, beginning of year	4,233,975	760,586	497,016

Cash and cash equivalents, end of year	1,755,196	4,233,975	760,586

Supplemental cash flow information
Interest paid	179,878	213,637	176,311
Taxes paid	-	-	-

Company Contact : Intellipharmaceutics International Inc. Domenic Della Penna Chief Financial Officer 416-798-3001 ext. 106 investors@intellipharmaceutics.com
Investor Contact: ProActive Capital Kirin Smith 646-863-6519 ksmith@proactivecapital.com